GUZOV OFSINK, LLC
                                ATTORNEYS-AT-LAW
                          600 MADISON AVENUE 14th FLOOR
                            NEW YORK, NEW YORK 10022
                TELEPHONE: (212) 371-8008 TELEFAX: (212) 688-7273
                            http://www.golawintl.com



                                                                   April 2, 2007

Mr. Max A. Webb Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W. Washington, D.C. 20549

                  Re:      China Agri-Business, Inc.
                           Registration Statement on Form SB-2
                           File No.: 333-135729
                           Filed January 19, 2007

Dear Mr. Webb:

         Reference is made to your comment letter, dated February 14, 2007 to our client, China Agri-Business, Inc. (the "Company"), relating to the subject registration statement (the "Comment Letter"). Set forth below are the comments contained in the Comment Letter followed by our response thereto:

Registration Statement
General

1. We note that you have omitted graphics on pages 22 and 23. Prior to printing and distribution of the preliminary prospectus, please provide us mock-ups of any pages that include any additional pictures or graphics to be presented. Accompanying captions, if any, should also be provided. We may have comments after reviewing the materials.

         Response

                  We have included the graphics omitted from the EDGAR version of the preliminary prospectus as an exhibit to this letter.

2. Please provide dilution disclosure at minimum, midpoint and maximum breakpoints, or tell us why this is unnecessary. Refer to Item 506 of Regulation S-B.

         Response

                  We have added the dilution disclosure as requested.


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3.       We could not locate the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-B. Please revise or advise.

         Response

                  We have revised the outside back cover of the prospectus to provide the dealer prospectus delivery obligation.

Prospectus Cover Page

4. Please limit the outside front cover page to one page. Refer to Item 501 (a) of Regulation S-B.

         Response

                  We have deleted the information that is not required under
         Item 501 (a) of Regulation S-B and limited the outside front cover page to one page.

Prospectus Summary, page 7

5. Please revise your summary to provide a clear and brief description of your business and how long you have been operating. We suggest replacing "agricultural enhancement products" with a phrase that more clearly describes your products.

         Response

                  We have revised the summary of our business and added the date on which we commenced operations. We have replaced "agricultural enhancement products" with "organic biochemical agricultural application products" which function as a fungicide and bactericide in preventing and curing plant diseases and eliminating parasites, as a botanical growth and vitality stimulant, as a soil conditioner and as a plant nutrient supplement.

6. Additionally, include your most recent audited and interim stub periods to provide a financial snapshot of your company. You might consider relocating your selected financial data disclosure on page 34 to the summary section.

         Response

                  In response to this comment, we have relocated the selected financial data disclosure on page 34 to the summary section.

7. We suggest either removing the third paragraph on page 9 or revising to clarify that the underwriting agreement is an exhibit to this registration statement.


         Response

                  We have revised the registration statement to reflect that the underwriting agreement is an exhibit.



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Risk Factors, page 9

8. Delete the first two sentences in the paragraph on page 10.

         Response

                  We have deleted the first two sentences pursuant to your instruction.

Use of Proceeds, page17

9. It is unclear from your disclosure how you determined the amount of net proceeds from the offering. Consider providing the information in a table so investors can easily evaluate your expense related to the offering.

         Response

                  We have added a table displaying the calculation of the net proceeds for both of the minimum offering and the maximum offering.

10. Please revise your table(s) to present a midpoint figure between the minimum and maximum units sold.

         Response

                  We have added a midpoint amount between the minimum and maximum offering as requested.

Business, page 18
General

11. Please revise this entire section to provide a more useful description of your products. Describe any studies by third parties which suggest their utility or safety. What do they cost? Provide us with the support for your belief they can cut costs by 20% to 30%. These are the types of questions this section should answer.

         Response

                  We have supplemented the description of the Company's products in business section.


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


                  The Company's products' utility and safety is evidenced by an annual Inspection Report issued by the PRC Shaanxi Chemical Products Quality Monitory and Inspection Station. The products have been inspected since 2004, with the last inspection completed in June 2006. Please refer to the description in business section.

                  The basis for our statement that our products can cut costs by 20% is that the Company's product testing, as well as testing by an independent third party conducted in 2004, 2005 and 2006, Chunhua County Land and Fertilizer Working Station, showed increased plant growth of 20% which leads to a direct decrease in costs as fewer plants are necessary for the same yield.

12. We note your investment in Tienwe Technology discussed in Note 8 on page F-13. Please revise to disclose in your business section or advise. Refer to Item (a)(3) of Regulation S-B.

         Response

                  We have added the disclosure of the investment in Tienwe Technology as requested.

13. We note your risk factor on page 10 that you operate in a highly-competitive industry. Please revise to discuss here the competitive business conditions, your competitive position in the industry and methods of competition. Refer to Item 101(a)(4) of Regulation S-B.

         Response

                  We have added the competition disclosure as requested.

Recent Developments and Trends, page 27

14. We note in the second paragraph that you have developed a strategy to expand your operations. Please revise this section to clearly describe your future plans, the estimated costs, and projected timeline for implementation. We note on page18 that you intend to use the proceeds to fund additional manufacturing and warehousing facilities and to hire additional employees. Refer to Item 303(b)(1) of Regulation S-B.

         Response

                  The Company's strategy to expand its operation includes strengthening its promotion and marketing programs and the acquisition of more manufacturing and research facilities. We have added details such as cost and timeline in related paragraphs under Recent Development and Trends.


Expanding Sales and Marketing Efforts of Shaanxi, page 27


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15.      We note here that your marketing efforts have been limited and that you plan to implement several promotional and advertising programs. Please revise here to explain your plans and how they differ from your marketing efforts described on page 23. We note that you have been advertising your products through publications, television and other programs during the last two fiscal years at a cost of approximately $62,500. Also, approximate the cost of your plan.

         Response

                  The Company's promotional and advertising programs will continue to include informational sessions, product demonstrations and sales meetings, similar to what it has done in the past. The Company also markets our products in newspapers and television advertising. The Company plan to conduct promotion and marketing with a higher frequency and on a larger scale as compared to what it did in the past. It plans to spend RMB 1,040,000 (approximately US $ 134,576) on advertising and promotion in fiscal 2007.

16. We note your disclosure that you have established an incentive compensation package for your retail dealers and their representatives. Please explain to us in detail the nature of this compensation package and explain to us how you account for any compensation given to customers. See EITF 01-9.

         Response

                  The incentive compensation package for the retail dealers is a sliding scale of lower prices charged to dealers after certain purchase levels are achieved by the respective dealer. For example, once a dealer has made purchases of 10,000 RMB from the Company, it reduces prices to the dealer by 3%. Once a dealer has made purchases of 200,000 RMB from the Company, it reduces prices to the dealer by 6%. The Company account for these price discounts as a reduction in revenue consistent with EITF 01-9. We have revised the description in the registration statement accordingly.


Results of Operations for the Nine Months Ended September 30, 2006 and 2005, page 29

17. We note that net sales were $1,627,202 for the first nine months of 2006 as compared to $501,788 for the first nine months of 2005 and amounts were due to the sale of organic agricultural enhancement products and farm products. Please revise to ensure that each of the identified underlying causes of material increases or decreases is adequately analyzed for each type of product (i.e., both organic agricultural enhancement products, and farm products). For example, for material increases or decreases due to changes in the mix of products sold, sales prices, productivity levels, etc., consider disclosing quantitative analysis of the number of units sold by product along with the selling price of the product, or other relevant measures, in the current period versus the prior period and address the reasons for any significant changes between the periods. In addition to indicating the product line that accounts for the decrease/increase occurred and your expectations for future sales. See Item of Regulation S-B.

         Response

                  We have added the quantitative analysis of the number of the units sold by the organic biochemical agricultural application products in a table alongside the analysis of the other factors contributed to the revenue increase in this line of products, such as price increases in certain areas. The Company only sells farm products occasionally and it intends to minimize the sales of farm products in the future. Therefore, the Company focuses its analysis on organic biochemical agricultural application products. Management's expectations for future sales are located in the Recent Developments and Trends section.

18. Please revise to discuss and analyze net sales and cost of sales (rather than margins) separately for each type of product line or segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales is necessary.

         Response

                  We have revised the table by comparing the revenue and cost of sales, rather than margins, as requested.

19. Please expand your discussion of operating expenses to separately discuss each major line item on the statement of operations, such as cost of goods sold, selling and marketing, general and administrative, depreciation and amortization expenses. Please quantify and discuss the significant cost components within these broad categories, such as products costs, product development costs, marketing costs, depreciation and amortization, and any other significant components that would enable readers to understand your business better.

         Response

                  The Company has revised the discussion of operating expenses by putting items such as cost of goods sold, selling expenses, depreciation - tangible assets/intangible assets, general and administrative and bank interest income and the Company discussed certain components, such as marketing costs and product development costs, under the heading for selling expenses.

                  In addition, the Company revised the discussion and analysis on Results of Operations for the fiscal years of 2005 and 2004 in the same way it did for the nine months of 2006 and 2005.



                                      -6-
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Executive Compensation, page 39

20. Please provide executive compensation disclosure for the last completed fiscal year. Refer to Item 402 of Regulation S-B.

         Response

                  We have revised the compensation disclosure as requested and updated the table in accordance with the newly effective disclosure requirement on executive compensation under Item 402 of Regulation S-B.

Signature Page

21. In the next amendment, please have Yuquin Mao sign in the capacity of your principal financial officer and as your principal financial officer. Refer to Instructions for Signature on Form SB-2.

          Response

                  We have made the requested revisions.

Exhibit 5.1

22. Please file a signed legal opinion with the next amendment.

         Response

                  We have filed a signed legal opinion in the amendment.


Report of Independent Registered Public Accounting Firm, page F-1

23. We note that the independent auditors report refers to the financial statements of Shaanxi XinSheng Centennial Agricultural and Technology Co., Ltd. In light of the fact that the current name of the reporting company is China Agri-Business, Inc., please revise your independent auditor's report to refer to the financial statements of China Agri-Business Inc. (formerly Shaanxi XinSheng Centennial Agricultural and Technology Co., Ltd.).

         Response

                  The independent auditor's report has been revised to comply with your comment.

Consolidated Statements of Operations, page F-3

24. We note your presentation of "net sales of products" on the face of the statements of operations. Please explain to us, and disclose in the notes to the financial statements, the nature of the amounts recorded as a reduction of sales to arrive at the "net sales" amount. Also, please describe how the adjustments are calculated or determined and to the extent the amounts are material, please disclose the amounts of the revenue adjustments.

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

         Response

                  "Net sales of products" has been changed to "Sales of products" on the statements of operations since there were no sales returns or allowances for the periods presented.

25. Please revise the disclosure of gross margin related to the transfer of technology in the results of operations section in MD&A to include any expenses that were incurred in developing the technology that was sold. We do not believe it is appropriate to present the transfer of technology revenue as having a gross margin of 100% unless there were no costs incurred by the company related to the revenue that was generated by the sale of the technology.

         Response

                  The costs of developing the technology that was sold in 2005 were largely incurred in prior years and expensed then. We have revised the gross margin disclosure in the results of operations section in MD&A to comply with your comment.

Notes to the Financial Statements
General

26. We note from your disclosure on page 24 that you have a six member research and development team. To the extent that research and development expense is material to your results of operations, please revise the notes to your financial statements to include disclosure of the amount of research and development expenses for each year in which an income statement is provided. See paragraph 13 of SFAS No. 2.

         Response

                  Research and development expense (including the salaries of the six member research and development team) is not material to our results of operations for all periods presented.

27. We note from your disclosure on page 23 that you spent $62,500 on advertising in the past two years. Please revise your notes to the financial statements to disclose the total amount charged to advertising expense for each income statement presented and indicate whether such costs are expensed as incurred or the first time the advertising takes place. See paragraph 49 of SOP 93-7.

         Response

                  Note 2(m) has been added to comply with your comment. The $62,500 noted on page 23 was for both advertising and promotion.

28. Please revise your notes to the financial statements and MD&A to include disclosure of the impact that recently issued accounting standards (e.g., SFAS 151, SFAS 154, and FIN 47) will have on your financial position and results of operations when such standards are adopted in a future period. See Staff Accounting Bulletin Topic 11:M.

         Response

                  Note 2(p) has been added to comply with your comment. SFAS 151, SFAS 154, and FIN 47 are effective for the year 2006 and accordingly, the Company has adopted such standards.

Note 2 - Summary of Significant Accounting Principles, F-7 Revenue Recognition, page F-8

29. We note your disclosure that sales of products are recorded when title passes to the customer, which is generally at time of shipment. In light of your use of the term "generally," please tell us of any circumstances when revenue is recognized prior to the shipment of the product.

         Response

                  There were no circumstances when revenue was recognized prior to shipment of the product.

Earnings (loss) per common share, page F-9

30. Please revise to include a reconciliation of the weighted average number of shares used in computing your basic and diluted earnings per share. Refer to the requirements outlined in paragraph 40c of SFAS No. 128.

         Response

                  A third paragraph to Note 2(o) has been added to comply with your comment.

Note 3 - Reverse Acquisition of Xinsheng, page F-10

31. We note your disclosure that the $270,906 excess of the estimated fair value of the 1,354,531 shares of China Agri common stock retained by stockholders other than the Xinsheng stockholders over the $0 identifiable net assets of China Agri and WOFE at April 22, 2006, originally recorded as goodwill, was immediately written off as an impairment of goodwill. Because China Agri was a public shell with no operations and zero identifiable net assets as you disclosed on page F-10 that acquired an operating company, this transaction should be accounted for as a recapitalization and goodwill should not have been recorded at the time of the reverse merger. In a recapitalization, the shares retained by the stockholders other than Xinsheng should be valued at the amount of net assets of the accounting acquiree, not fair value. If there are no net assets as your disclosure implies, the transaction would be reflected as a reclassification adjustment to shareholders' equity. Please revise to eliminate the $270, 906 expense on the statement of operations for the nine months ended September 30, 2006 and the offsetting amount recorded in equity.

         Response

                  The statements of operations, stockholders' equity, and cash flows for the nine months ended September 30, 2006 and Note 3 have been revised to comply with your comment.

Note 8 - Investment in Tienwe Technology Inc., page F-13

32. We note that in 2005 you acquired a 13.95% equity interest in Tienwe Technology Inc. for $757,882. Please tell us how you account for this investment. If you are using the equity method of accounting for this investment, please explain to us and disclose in your notes to the financial statements why you believe it is appropriate to use that method with less than a 20% interest in the entity. See paragraph 17 of APB 18 and footnote 13 to paragraph 20 of APB 18. Also, please tell us the nature of the increase in the investment amount on the balance sheet between December 31, 2005 and September 30, 2006. We may have further comment upon receipt of your response.

         Response

                  As stated in revised Note 8, the investment is carried at cost (not at equity). The $32,061 increase on the balance sheet from $725,821 at December 31, 2005 to $757,882 at September 30, 2006 was due
         to the higher RMB exchange rate used to translate the 6,000,000 RMB investment at September 30, 2006.

Note 9 - Intangible Assets, Net

33. We note your disclosure that the patent was acquired by Xinsheng in 2002 from three stockholders in exchange for Xinsheng common stock and was valued based on an appraisal report. Based on this disclosure, it appears this patent was valued at fair value when it was acquired. Please explain in further detail why you believe it is appropriate to reflect the patent at fair value rather than at the historical cost of the stockholders from whom it was acquired. Refer to the guidance outlined in SAB Topic 5:G. Also, in light of your disclosure on page 23 that you do not currently use this patent or equipment in your business, please explain to us how you determined that the carrying amount of the intangible asset is recoverable and is not impaired as of September 30, 2006, December 31, 2005 and December 31, 2004. As part of your response, please provide us with the most recent impairment analysis performed on this intangible asset, including a description of each significant assumption used in the analysis.

         Response

                  The financial statements and Note 9 have been restated to reflect the patent at the transferors' historical cost (not appraised value) at the date of exchange in 2002 and to adjust future amortization expense accordingly.

Note 10 - Series A Preferred Stock

34. We note your disclosure that if you do not consummate an initial public offering pursuant to a registration statement by November 30, 2007, then each holder of Series A Stock shall have the right to require you to redeem all or any portion of the Series A Stock at a price of $10 per share. In light of the fact that the act of having a registration statement declared effective by the SEC by a certain date is outside the control of the Company, we believe that the Series A Stock should be classified outside of permanent equity in accordance with ASR 268 and EITF Topic D-98. Please revise your balance sheet and statement of stockholders' equity as of September 30, 2006 to record the Series A Stock outside of permanent equity. The initial amount to be recorded should be the fair value at the date of issue. If you determine that it is probable that the Series A Stock will become redeemable you should remeasure the value of the stock at the end of each reporting period according to one of the two methods listed in paragraph 16 of EITF Topic D-98. If you believe that it is not probable that the Series A Stock will become redeemable, please disclose the reasons for your conclusion in the notes to the financial statements.

         Response

                  The balance sheet, statement of stockholders' equity, and Note 10 have been revised to comply with your comment.

35. We note the disclosure indicating that the Company sold 10,000 shares of Series A Preferred stock to an investor on May 31, 2006 as part of a units offering for $100,000. We also note from the disclosure in
          Note 10 that this Series A preferred stock will automatically be converted into shares of common stock at a conversion price of one-third of the price per share of the common stock to be purchased in a public offering of the Company's common shares. As the Series A Preferred stock appears to provide for a beneficial conversion feature upon the completion of the Company's planned public offering, please tell us and disclose in your financial statements your planned accounting treatment for the beneficial conversion feature. Refer to the guidance in EITF 00-27. We may have further comment upon receipt of your response.

         Response

                  A fifth paragraph of Note 10 has been added to comply with your comment.


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


36. Also, please revise to include a pro forma balance sheet giving effect to the conversion of the Series A Preferred shares into common shares in connection with the offering and to the recognition of a dividend associated with the beneficial conversion feature. Pro forma earnings per share for the latest fiscal year and subsequent interim period presented should also be disclosed giving effect to the conversion of the preferred shares into common shares in connection with the offering. Also, the pro forma earnings per share amounts should also give effect to the number of shares required to be issued in the offering to fund the dividend payment to the extent the dividend amount exceeds the Company's earnings for the preceding twelve month period. Refer to the guidance outlined in SAB Topic 1:B:3 and Topic III, Sections IV.B and C of the Division of Corporation Finance Staff Training Manual.

         Response

                  A sixth paragraph of Note 10 has been added to comply with your comment.

Note 13 - Income Taxes
37. We note your disclosure that you have received an exemption from income tax through the year ended December 31, 2007. Please explain to us, and disclose in the notes to the financial statements, the name of the entity that has granted you the exemption and the nature of the income tax exemption. Also, explain why this exemption extends only through December 31, 2007. We may have further comment upon receipt of your response.

         Response

                  Note 13 has been revised to comply with your comment.

Note 15 - Commitments and Contingencies

38. We note your disclosure that China Agri utilizes office space provided by one of its directors at no cost to the company. Please note that all costs of doing business, including costs incurred by parent and other affiliates such as directors on behalf of the Company, should be reflected in historical financial statements. Please revise your statement of operations for all applicable periods, to include a charge for the rental expense of the China Agri office space. See Staff Accounting Bulletin Topic 5T.

         Response

                  The value of the office space provided the Company by one of its directors at no cost is not material (less than $100 per month). The space is only used to store certain corporate records.

39. We note your disclosure that you are obligated to pay Friedland 450,000 RMB within five working days after the filing of a registration statement with the SEC. Please revise your notes to the financial statements to include disclosure of the date and amount (in US Dollars) of this payment as a subsequent event. The notes to the financial statements should also disclose any other material event or contingency that has occurred subsequent to September 30, 2006. See Instruction 2(2)(ii) to Item 310(b) of Regulation S-B.

         Response

                  Note 15 has been revised to comply with your comment.


              We enclose herewith a black lined copy of the registration statement for your convenience. In accordance with your request, on behalf of the Company we represent as follows:

         o the Company acknowledges that, should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

         o the Company acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

         o the Company acknowledges that it may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.



                                                Very truly yours,

                                                Guzov Ofsink, LLC

                                                By: /s/ Darren Ofsink
                                                ---------------------
                                                         Darren Ofsink, Esq.




                                      -13-
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                                                              Exhibit - Graphics

An identifying trademark of the China Green Food Research:




Our registered trademark below which we use in our business and which appears on our product packaging:


          [GRAPHIC OMITTED][GRAPHIC OMITTED]







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